Exhibit E

SYSTEM1, INC.

RESTRICTED STOCK UNIT GRANT NOTICE

System1, Inc., a Delaware corporation (the “Company”), has granted to the person listed below (the “Grantee”) the Restricted Stock Units (the “RSUs”) described in this Restricted Stock Unit Grant Notice (this “Grant Notice”), subject to the terms and conditions of the Restricted Stock Unit Agreement attached hereto as Exhibit A (the “Agreement”), which is incorporated into this Grant Notice by reference. Each RSU is hereby granted in tandem with a corresponding dividend equivalent (each, a “Dividend Equivalent”). The RSUs and tandem Dividend Equivalents are granted as a stand-alone award and are not granted under or pursuant to the System1, Inc. 2022 Incentive Award Plan (as may be amended from time to time, the “Plan”). However, capitalized terms not specifically defined in this Grant Notice or the Agreement have the meanings given to them in the Plan.

Grantee:	Just Develop It Limited

Grant Date:	January 27, 2022

Number of RSUs:	725,000

Vesting Commencement Date:	January 27, 2022

Vesting Schedule:

The RSUs will vest in full upon a Class D Conversion Event (as defined below), but only if such Class D Conversion Event occurs on or prior to the fifth (5th) anniversary of the Vesting Commencement Date.

A “Class D Conversion Event” means the earlier to occur of the following: (a) the first day on which the volume weighted average price of the Common Stock equals or exceeds $12.50 per Share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any twenty (20) New York Stock Exchange trading days within a period of thirty (30) consecutive New York Stock Exchange trading days; or (b) the consummation of a Change of Control (as defined below), if the value of the Common Stock in such Change of Control equals or exceeds $12.50 per Share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like).

For purposes of this Agreement, a “Change of Control” means (and shall occur upon) the transfer to or acquisition by (whether by tender offer, merger, consolidation, division or other similar transaction), in one transaction or a series of related transactions, a person or entity or group of affiliated persons or entities (other than an underwriter pursuant to an offering), of the Company’s voting securities if, after such transfer or acquisition, such person, entity or group of affiliated persons or entities would beneficially own (as defined in Rule 13d-3 promulgated under the Exchange Act of 1934, as amended) more than fifty percent (50%) of the Company’s outstanding voting securities.

Forfeiture:	If a Class D Conversion Event does not occur on or prior to the fifth (5th) anniversary of the Vesting Commencement Date, then the RSUs and tandem Dividend Equivalents will automatically be forfeited upon such fifth (5th) anniversary without payment therefor, and no Shares or other payments will be delivered in respect of such forfeited RSUs or Dividend Equivalents. For clarity, the vesting of the RSUs and Dividend Equivalents shall not be contingent on the Grantee’s continued employment or service.

By accepting (whether in writing, electronically or otherwise) the RSUs, the Grantee agrees to be bound by the terms of this Grant Notice and the Agreement. The Grantee has reviewed this Grant Notice and the Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Grant Notice and fully understands all provisions of this Grant Notice and the Agreement. The Grantee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator (as defined in the Agreement) upon any questions arising under this Grant Notice or the Agreement.

SYSTEM1, INC.		GRANTEE Just Develop It Limited

By:	/s/ Tridivesh Kidambi	By:	/s/ Christopher Phillips
Name:	Tridivesh Kidambi	Name: Christopher Phillips
Title:	Chief Financial Officer	Title: Director

[Signature Page to Restricted Stock Unit Grant Notice]

2

Exhibit A

RESTRICTED STOCK UNIT AGREEMENT

Capitalized terms not specifically defined in this Agreement have the meanings specified in the Grant Notice or, if not defined in the Grant Notice, in the Plan.

ARTICLE I.

GENERAL

1.1 Award of RSUs and Dividend Equivalents.

(a) The Company has granted the RSUs to the Grantee effective as of the grant date set forth in the Grant Notice (the “Grant Date”). Each RSU represents the right to receive one Share, as set forth in this Agreement. The Grantee will have no right to receive any Share or other payment in respect of an RSU unless and until the RSU has vested.

(b) The Company hereby grants to the Grantee, with respect to each RSU granted hereunder, a Dividend Equivalent in respect of which the Grantee shall be entitled to receive payments in amounts equal to any ordinary dividends or distributions paid to substantially all holders of outstanding Shares with an ex dividend date occurring after the Grant Date and on or prior to the date the applicable RSU is settled, forfeited or otherwise terminates. Each Dividend Equivalent entitles the Grantee to receive the equivalent value of any such ordinary dividends or distributions paid on a single Share. Any such amounts, if any, shall be payable only if and to the extent that the RSU to which such Dividend Equivalent relates vests, and only as and when the Share underlying such RSU is paid to the Participant in accordance with Section 2.2 below. The Company will establish a separate Dividend Equivalent bookkeeping account (a “Dividend Equivalent Account”) for each Dividend Equivalent, and correspondingly credit the Dividend Equivalent Account (without interest) on each applicable dividend payment date with the amount of any such cash paid. Any Dividend Equivalents granted in connection with the RSUs granted hereunder, and any amounts that may become distributable in respect thereof, shall be treated separately from such RSUs and the rights arising in connection therewith for purposes of the designation of time and form of payments required by Section 409A (as defined in Section 4.10(a) below).

1.2 Non-Plan Grant; Incorporation of Terms of Plan1.3 . The RSUs and the Dividend Equivalents are granted together as a stand-alone award, separate and apart from, and outside of, the System1, Inc. 2022 Incentive Award Plan (the “Plan”), and shall not constitute an award granted under or pursuant to the Plan. Notwithstanding the foregoing, the terms, conditions and definitions set forth in the Plan shall apply to the RSUs and the Dividend Equivalents as though the RSUs and the Dividend Equivalents had been granted under the Plan (including, but not limited to, the adjustment provisions contained in Section 8 of the Plan), and the RSUs and the Dividend Equivalents shall be subject to such terms, conditions and definitions, which are hereby incorporated into this Agreement by reference. For the avoidance of doubt, and without limiting the foregoing, the RSUs and the Dividend Equivalents shall not be counted for purposes of calculating the aggregate number of Shares that may be issued or transferred pursuant to Awards (as defined in the Plan) under the Plan as set forth in Section 4.1 of the Plan. In the event of any inconsistency between the Plan and this Agreement, the terms of this Agreement shall control.

1.3 Unsecured Promise. The RSUs and Dividend Equivalents will at all times prior to settlement represent an unsecured Company obligation payable only from the Company’s general assets.

ARTICLE II.

VESTING; FORFEITURE AND SETTLEMENT

2.1 Vesting; Forfeiture. The RSUs will vest according to the vesting schedule set forth in the Grant Notice. The RSUs and Dividend Equivalents will be subject to forfeiture in accordance with the Grant Notice.

2.2 Settlement.

(a) RSUs that vest will be paid in Shares, and Dividend Equivalents (including any Dividend Equivalent Account balance) will be paid in the same form as the corresponding ordinary dividends or distributions paid to the holders of Shares (unless another form of payment is so determined by the Administrator), in any case, as soon as administratively practicable after the vesting of the RSUs, but in no event later than sixty (60) days following the date on which the applicable RSU vests.

(b) Notwithstanding the foregoing, the Company may delay any payment under this Agreement that the Company reasonably determines would violate Applicable Law until the earliest date the Company reasonably determines the making of the payment will not cause such a violation (in accordance with Treasury Regulation Section 1.409A-2(b)(7)(ii)).

ARTICLE III.

TAXATION AND TAX WITHHOLDING

3.1 Representation. The Grantee represents to the Company that the Grantee has reviewed the tax consequences of the RSUs and the Dividend Equivalents to the Grantee and the transactions contemplated by the Grant Notice and this Agreement with the Grantee’s own tax advisors. The Grantee is relying solely on such advisors and not on any statements or representations of the Company or any of its officers, directors, employees or agents.

3.2 Tax Withholding.

(a) Subject to Section 3.2(b) below, tax withholding obligations arising with respect to the RSUs or Dividend Equivalents (determined in accordance with the Applicable Withholding Rate described below, the “Tax Withholding Obligations”) shall be satisfied by the Grantee’s delivery to the Company on or prior to the date on which underlying Shares subject to vested RSUs are delivered or the date on which Shares or cash are delivered or paid (as applicable) in respect of Dividend Equivalents, of either (i) a check or wire transfer to an account designated by the Company in an amount sufficient to satisfy the applicable Tax Withholding Obligations, or (ii) a copy (which may be delivered electronically) of irrevocable and unconditional instructions to a broker acceptable to the Company that the Grantee has placed a market sell order with such broker with respect to a number of underlying Shares issuable upon settlement of vested RSUs and/or Shares issued in respect of Dividend Equivalents (as applicable) in an amount equal to the Tax Withholding Obligations, and that the broker has been directed to deliver promptly to the Company such funds sufficient to satisfy the applicable Tax Withholding Obligations (a “Sell Order”); provided, that payment of such proceeds is then made to the Company at such time as may be required by the Administrator.

(b) Notwithstanding the foregoing, if the Grantee does not deliver a check/wire transfer or a Sell Order, in any case, sufficient to satisfy the applicable Tax Withholding Obligations in accordance with Section 3.2(a) above, then the Company shall automatically, and without further action by the Grantee, withhold, or cause to be withheld, a number of underlying Shares otherwise issuable upon settlement of vested RSUs and/or Shares issued in respect of Dividend Equivalents (as applicable) in an amount sufficient to satisfy the applicable Tax Withholding Obligations to the extent not satisfied by the Grantee in accordance with Section 3.2(a) (determined in accordance with the Applicable Withholding Rate described below).

(c) For purposes of determining the Tax Withholding Obligations, the Grantee’s “Applicable Withholding Rate” shall mean the greater of (i) the minimum applicable statutory tax withholding rate or (ii) with the Grantee’s consent, the maximum individual tax withholding rate permitted under the rules of the applicable taxing authority for tax withholding attributable to the underlying transaction; provided, that (A) in no event shall the Grantee’s Applicable Withholding Rate exceed the maximum individual statutory tax rate in the applicable jurisdiction in effect at the time of such withholding (or such other rate as may be required to avoid the liability classification of the applicable award under generally accepted accounting principles in the United States of America); and (B) the number of Shares tendered or withheld, if applicable, shall be rounded up to the nearest whole Share sufficient to cover the applicable Tax Withholding Obligation, to the extent rounding up to the nearest whole Share does not result in the liability classification of the RSUs under generally accepted accounting principles.

(d) The Grantee acknowledges that the Grantee is ultimately liable and responsible for all taxes owed in connection with the RSUs and the Dividend Equivalents, regardless of any action the Company or any Subsidiary or affiliate takes with respect to any Tax Withholding Obligations that arise in connection with the RSUs and the Dividend Equivalents. Neither the Company nor any Subsidiary or affiliate makes any representation or undertaking regarding the treatment of any Tax Withholding Obligation in connection with the grant, vesting or payment of the RSUs and the Dividend Equivalents or the subsequent sale of Shares. The Company and its Subsidiaries and affiliates do not commit and are under no obligation to structure the RSUs and the Dividend Equivalents to reduce or eliminate the Grantee’s tax liability.

ARTICLE IV.

OTHER PROVISIONS

4.1 Adjustments. The Grantee acknowledges that the RSUs, the Dividend Equivalents and the underlying Shares subject to the RSUs are subject to adjustment, modification and termination in certain events as provided in this Agreement and as provided in the Plan, which adjustment provisions, without limiting any other provision herein, are expressly incorporated by reference into this Agreement.

4.2 Administration. The Board, the Compensation Committee thereof or such other committee to whom the Board delegates such power or authority (in any case, the “Administrator”), will administer and interpret the RSUs and Dividend Equivalents, and will have full authority to take all actions and to make all determinations required or provided for under the RSUs and the Dividend Equivalents.

4.3 Clawback. The RSUs, the Dividend Equivalents, the Shares and cash issuable hereunder shall be subject to any clawback or recoupment policy in effect on the Grant Date or as may be adopted or maintained by the Company following the Grant Date, including pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder.

4.4 Notices. Any notice to be given under the terms of this Agreement to the Company must be in writing and addressed to the Company in care of the Company’s General Counsel at the Company’s principal office or the General Counsel’s then-current email address and legal-notices@system1.com. Any notice to be given under the terms of this Agreement to the Grantee must be in writing and addressed to the Grantee (or, if the Grantee is then deceased, to the Designated Beneficiary) at the Grantee’s last known mailing address or email address in the Company’s personnel files. By a notice given pursuant to this Section, either party may designate a different address for notices to be given to that party. Any notice will be deemed duly given when actually received, when sent by email, when sent by certified mail (return receipt requested) and deposited with postage prepaid in a post office or branch post office regularly maintained by the United States Postal Service or when delivered by a nationally recognized express shipping company.

4.5 Titles. Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.

4.6 Conformity to Securities Laws. The Grantee acknowledges that the Grant Notice and this Agreement are intended to conform to the extent necessary with all Applicable Laws and, to the extent Applicable Laws permit, will be deemed amended as necessary to conform to Applicable Laws.

4.7 Successors and Assigns. The Company may assign any of its rights under this Agreement to single or multiple assignees, and this Agreement will inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer set forth in this Agreement, this Agreement will be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto.

4.8 Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of this Agreement, if the Grantee is subject to Section 16 of the Exchange Act, the Grant Notice, this Agreement and the RSUs and Dividend Equivalents will be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3) that are requirements for the application of such exemptive rule. To the extent Applicable Laws permit, this Agreement will be deemed amended as necessary to conform to such applicable exemptive rule.

4.9 Entire Agreement. The Grant Notice and this Agreement (including any exhibit hereto) constitute the entire agreement of the parties and supersede in their entirety all prior undertakings and agreements of the Company and the Grantee with respect to the subject matter hereof.

4.10 Section 409A.

(a) This Agreement and the Grant Notice shall be interpreted in accordance with, and incorporate the terms and conditions required by, Section 409A of the Internal Revenue Code of 1986, as amended (together with any Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Grant Date, “Section 409A”) or an available exemption therefrom. In the event that the Administrator determines that the RSUs and/or Dividend Equivalents may be or become subject to income inclusion under Section 409A, the Administrator may, in its discretion, adopt such amendments to this Agreement or the Grant Notice or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, as the Administrator determines are necessary or appropriate for the RSUs and/or Dividend Equivalents either to be exempt from the application of Section 409A or to comply with the requirements of Section 409A; provided, however, that the Administrator shall have no obligation to take any such action(s) or to indemnify any person from failing to do so.

(b) For purposes of Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), each payment that the Grantee may be eligible to receive under this Agreement shall be treated as a separate and distinct payment.

4.11 Severability. If any portion of the Grant Notice or this Agreement or any action taken under the Grant Notice or this Agreement, in any case is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of the Grant Notice and/or this Agreement (as applicable), and the Grant Notice and/or this Agreement (as applicable) will be construed and enforced as if the illegal or invalid provisions had been excluded, and the illegal or invalid action will be null and void.

4.12 Limitation on the Grantee’s Rights. This Agreement confers no rights or interests other than as herein provided. This Agreement creates only a contractual obligation on the part of the Company as to amounts payable and may not be construed as creating a trust. The Grantee will have only the rights of a general unsecured creditor of the Company with respect to amounts credited and benefits payable, if any, with respect to the RSUs and the Dividend Equivalents, and rights no greater than the right to receive cash or the Shares as a general unsecured creditor with respect to the RSUs and the Dividend Equivalents, as and when settled pursuant to the terms of this Agreement.

4.13 Not a Contract of Employment or Service. Nothing in the Grant Notice or this Agreement confers upon the Grantee any right to continue in the employ or service of the Company or its Subsidiary or affiliate or interferes with or restricts in any way the rights of the Company and its Subsidiaries and affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of the Grantee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between the Company or a Subsidiary or affiliate and the Grantee.

4.14 Counterparts. The Grant Notice may be executed in one or more counterparts, including by way of any electronic signature, subject to Applicable Law, each of which will be deemed an original and all of which together will constitute one instrument.

4.15 Governing Law. The Grant Notice and this Agreement will be governed by and interpreted in accordance with the laws of the State of Delaware, disregarding any state’s choice-of-law principles requiring the application of a jurisdiction’s laws other than the State of Delaware.

4.16 Amendments, Suspension and Termination. This Agreement may be wholly or partially amended or otherwise modified, suspended or terminated only by a writing signed by the parties hereto.

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